Exhibit 4.27

O'KEEFE RANCH GEOTHERMAL LEASE AGREEMENT

Crump Geyser Area, Lake County, Oregon

THIS GEOTHERMAL LEASE AGREEMENT (“Agreement”) is made and entered into

BETWEEN

O'KEEFFE RANCH

(Landowner”)

P.O. Box l 15, Adel,

Oregon 97620

AND

NORAMEX CORP., a Nevada Corporation

C/O Suite 900 - 409 Granville Street,

(“Lessee”)

Vancouver, B.C. V6C 1T2

A.

Landowner owns certain real Property situated in Lake County, Oregon, more particularly described in Exhibit A attached to and by this reference incorporated in this Agreement (the “Property”);

B.

Landowner desires to lease to Lessee certain rights in and to the Property and Lessee desires to lease such rights from Landowner upon the terms and conditions of this Agreement.

Now, therefore, in consideration of their mutual promises, the parties agree as follows:

1.

DEFINITIONS

The following defined terms, wherever used in this Agreement, shall have the meanings described below:

(a)

“Effective Date” means August 1, 2005;

(b)

“Geothermal Resources” means the natural heat of the earth, the energy, in whatever form, below the surface of the earth present in, resulting from, or created by, or which may be extracted from, the natural heat, and all minerals in solution or other products obtained from naturally heated fluids, brines, associated gases and steam, in whatever form, found below the surface of the earth, exclusive of helium or oil, hydrocarbon gas or other hydrocarbon substances, but including, specifically:

(i)

all products of geothermal processes embracing indigenous steam, hot water and hot brines;

(ii)

steam and other gases, hot water and hot brines resulting from water, gas or other fluids artificially introduced into geothermal formations;

(iii)

heat or other associated energy found in geothermal formations; and

(iv)

any by-product derived from them.

(c)

“Governmental Regulations” means all laws, orders, ordinances, regulations and statutes of federal, state and local governmental agencies, authorities, courts and offices;

(d)

“Interest Rate” means 12% per annum;

(e)

“Landowner” means 1988 Stabb Living Trust, Edward D. Stabb & JoAnn C. Stabb Trustees and its successors and assigns;

(f)

“Lease Year” means each one-year period following the Effective Date and each anniversary of the Effective Date;

(g)

“Lessee” means Noramex Corp., a Nevada corporation, and its successors and assigns;

(h)

“Option” means the Option granted by Landowner to Lessee to purchase the Surface of the Property;

(i)

“Property” means the real Property described in Exhibit A attached to and by this reference incorporated in this Agreement consisting of 1471.84 acres;

(j)

“Rental Payments” means the rental payments payable by Lessee in accordance with Section 4.1;

(k)

“Royalty” means the production royalty payable by Lessee to Landowner in accordance with Section 4.2;

(l)

“Surface of the Property” or “Surface” means the title to the surface and surface estate of the Property, excluding the Geothermal Resources, mineral estate and all minerals.

2.

GRANT OF EXPLORATION PRIVILEGE AND LEASE

Landowner grants to Lessee the rights and privileges described in this Section.

2.1

Grant of Exploration Privilege

Landowner grants Lessee the right and privilege to enter on the Property for the purpose of exploration and prospecting for Geothermal Resources, including reasonable rights of ingress and egress for personnel, machinery, equipment, supplies and products and the right to use so much of the surface and water located on the Property as may be reasonably needed for such purposes. However, Lessee's right to use the Property surface and water Iocated on the Property shall not interfere in a material way with Landowner's agricultural pursuits and in the event of such material interference or conflicting uses Landowner's right to utilize the Property shall be dominant. Landowner's grant to Lessee is exclusive in respect of the Geothermal Resources.

2.2

Lease

Subject to the qualifications and reservations in this Agreement, Landowner leases the Property to Lessee for the purposes of development, production, processing, removal, sale and use of Geothermal Resources. Landowner's lease to Lessee is exclusive in respect of the Geothermal Resources.

2.3

Uses

Lessee is granted the non-exclusive right to use the Property including, but without being limited to, the right to place and use excavations, ditches and drains, wells, pumps, pipes, pipe lines, sumps, brine pits, reservoirs, tanks, waterworks, pumping stations, electric power generating plants, transmission lines, industrial facilities and to construct, erect, maintain, use and, at its election, remove all of the foregoing, and all other improvements, property and fixtures for exploration for, development, production, processing, removal, sale, shipment or use of Geothermal Resources. Lessee shall have the right to re-inject into the Property Geothermal Resources and condensates to the extent that such Geothermal Resources and condensates are not utilized, but their re-injection is necessary for Lessee's operations under this Agreement and the recovery or processing of Geothermal Resources.  All of the activities described in this Section shall be conducted for the primary purpose of the generation of electrical power through the use of Geothermal Resources.

2.4

Water Rights

Lessee shall not drill or operate any water well or take water in such a way as to injure Landowner's water wells, ponds, or reservoirs or to interfere with or restrict the supply of water to Landowner or its tenants for any use, including agricultural, domestic, livestock or mining. Subject to the regulations of the State of Oregon, and Landowner's right to protest concerning the appropriation and taking of water, Lessee shall have the right to appropriate and use water, to drill wells for the water on the Property and to lay and maintain all necessary water lines as may be required by Lessee in its operations on the Property, If Lessee acquires or files any application for appropriation or any permit, it shall cause each such application and permit to be taken jointly in the names of Landowner and Lessee. If Lessee elects to permanently abandon any well drilled by Lessee on the Property, Landowner shall have the option of requiring in writing that Lessee assign, convey and transfer such well to Landowner, and at that time Landowner shall pay Lessee for the salvage value of the material and equipment in and on the well proposed to be abandoned.

If Landowner so elects, Lessee agrees to plug such well at the bottom of the surface casing according to the requirements of all applicable Governmental Regulations in order to prevent contamination of freshwater bearing formations. If Lessee drills a water-bearing well which does not contain Geothermal Resources, Landowner shall have the option of requiring in writing that Lessee assign, convey and transfer such well to Landowner, and at that time Landowner shall pay Lessee for the salvage value of the material and equipment in and on the well. On termination of this Agreement, Lessee shall assign and convey to Landowner all permits and water rights appurtenant to the Property which are acquired by Lessee during the term of this Agreement. Lessee shall not be liable to Landowner for any damages to Landowner's water wells, ponds or reservoirs, unless such damage is caused by Lessee's negligence or misconduct.

2.5

Landowner's Reservation of Interests and Rights

Landowner reserves the right to occupy, possess and use the Property for any purpose, including the exploration for, development of and mining of any materials, metals, minerals and mineral materials which are not Geothermal Resources, and Landowner reserves the right to convey, lease, license or otherwise deal with or transfer all or any part of the Property, provided that Landowner shall not enter into any such agreement with a third party without first obtaining for such third party:

(a)

their acknowledgment of the existence of this Geothermal Lease Agreement, and

(b)

their agreement to negotiate in good faith to resolve any conflicts between the development of Geothermal Resources and such other rights.

2.6

Livestock and Agricultural Production

Lessee acknowledges that Landowner or a lessee or licensee of Landowner may graze Iivestock or grow agricultural products (grain, alfalfa, hay etc.) on the Property. Lessee shall take all reasonable precautions and measures to prevent damage or injury to Landowner's livestock or agricultural production and operations, and shall be liable to Landowner for any and all material damages caused by Lessee to Landowner's livestock or agricultural production and operations and, in that regard, Lessee shall reimburse the Landowner for loss of livestock and/or agricultural production and agrees to fully defend and indemnify Landowner against aII actions, claims, costs (including court costs and reasonable attorney fees), damages, liabilities or losses, including the injury to or death of any livestock arising from or in any way relating to Lessee's activities on the Property, whether or nor such activities are negligent, accidental or unintentional.

3.

TERM

The initial term of this Agreement shall commence on the Effective Date and shall expire 10 years after the Effective Date, unless this Agreement is sooner terminated, cancelled or extended. Landowner grants to Lessee and Lessee shall have the option and right to extend the term of this Agreement for 10 additional extension terms of one year each on the express condition that Lessee is conducting exploration, development or production activities on the Property at the expiration of the term immediately preceding the proposed extension term. If Lessee elects to extend the term of this Agreement, Lessee shall notify Landowner not less than 30 days before expiration of the term immediately preceding the proposed extension term.

4.

PAYMENTS

Lessee shall make the following payments to Landowner;

4.1

Annual Rental Payments

Lessee shall pay to Landowner the rental payments described below, which shall not be credited against the Royalty.

4.1.1

Initial Payment

On Landowner's execution of this Agreement, Lessee shall pay to Landowner the sum of $1,467.52 representing $2.00 per acre for each acre which comprises the Property.

4.1.2

Lease Years Two through Four and Subsequent Lease Years

Lessee shall pay rental payments to Landowner for each Lease Year, in advance, beginning on the first anniversary of the Effective Date and continuing with a 3% increase on each subsequent anniversary of the Effective Date until the fourth anniversary of the Effective Date.

If the term of this Agreement is extended beyond the fourth anniversary of the Effective Date, Lessee shall pay to Landowner the sum of $4.00 per acre for each acre which comprises the Property beginning on the fourth and each subsequent anniversary of the Effective Date. Rental payments shall be increased by 3% for each Lease Year beginning on the fifth anniversary of the Effective Date.

The rental payments per acre comprising the Property on the pertinent dates shall be as follows:

First anniversary of Effective Date

$2.06 per acre

Second anniversary of Effective Date

$2.12 per acre

Third anniversary of Effective Date

$2.18 per acre

Fourth anniversary of Effective Date

$4.00 per acre

Fifth anniversary of Effective Date

$4.12 per acre

Sixth anniversary of Effective Date

$4.24 per acre

Seventh anniversary of Effective Date

$4.37 per acre

Eight anniversary of Effective Date

$4.50 per acre

Ninth anniversary of Effective Date

$4.64 per acre

Tenth anniversary of Effective Date

$4.78 per acre

4.2

Production Royalty

The amount of the Royalty shall be determined at the end of each month after the Effective Date. The Royalty shall be determined monthly on the basis such that payments will be determined as of and paid within 60 days after the last day of each month during which Lessee produces any Geothermal Resources. The Royalty rates shall be determined as follows:

4.2.1

Production of Electrical Energy

The Royalty rate for the use of Geothermal Resources to produce electrical energy shall be 3.5% of the gross revenues from the availability, sale or use of electricity from an electrical power generating plant built on or utilizing Geothermal Resources from the Property, including revenues for bonuses, capacity or any other purpose arising from or relating to Lessee's production of Geothermal Resources or the generation of electrical energy on the Property. If other lands are pooled or unitized with the Property, then the Royalty rate for electrical production attributable to the property shall stay 3.5% and shall not be blended or otherwise affected by the royalty rates of other lands pooled or unitized with the Property.

4.2.2

Non-electric Commercial Production

The Royalty rate for any Geothermal Resources or associated energy consumed, processed, produced, sold, shipped or utilized for non-electric commercial purposes shall be 10% of the gross proceeds from the sale or use of such Geothermal Resources. This Section shall not apply to Geothermal Resources which are waste Geothermal Resources used in good faith by Lessee primarily for the production of electrical energy and for which the Royalty is paid in accordance with Section 4.2.1.

4.2.3

By-products and Non-electricity Products

The Royalty rate for the value of any Geothermal Resources produced on the Property or lands pooled or unitized with the Property and utilized by Lessee for the production of a product other than electricity shall be 10% of the gross proceeds from the sale or use of such Geothermal Resources. This Section shall not apply to Geothermal Resources which are waste Geothermal Resources used in good faith by Lessee primarily for the production of electrical energy and for which the Royalty is paid in accordance with Section

4.2.4

Option to Purchase Royalty

In the event that Lessee has established a binary power plant utilizing hot water and/or steam at temperatures less than 355°F, then Landowner grants to Lessee the right to buy down the Royalty by 1%, leaving a 2½% Royalty for the purchase price of $500,000 United States currency, plus an additional sum equal to 3% of the purchase price for each year following the first anniversary of commencement of use of Geothermal Resources from the Property for commercial purposes (the "Production Date") until the date of exercise of the option. Lessee may exercise the option to buy down the Royalty at any time not later than 36 months following the Production Date. Lessee shall deliver written notice of its election to exercise the option. On Lessee's exercise of the option, the parties shall make a diligent effort to close Lessee's purchase of the Royalty within 30 days following Lessee's delivery of its notice. On closing of the Option, Landowner shall execute and deliver a conveyance of the Royalty in form acceptable for recording and Lessee shall pay the purchase price for the Royalty to Landowner by cashier's check or wire transfer to an account designated by Landowner. Lessee shall pay all of the costs of closing, including the costs of escrow, recording and real property transfer taxes. Lessee shall remain obligated to pay the Royalty for all Geothermal Resources produced before the closing.

4.3

Method of Payment

Except for the payment due on the Effective Date, all Rental Payments and Royalty payments made by Lessee to Landowner shall be paid by check delivered to Landowner at its address for notice purposes. When Lessee pays the Royalty, Lessee shall deliver to Landowner a statement showing the amount of production of Geothermal Resources and the calculation of Royalty due, if any. Lessee shall submit to Landowner data reasonably necessary to enable Landowner to verify the determination.

4.4

Audit

Landowner or its authorized agents shall have a right to audit and inspect Lessee's accounts and records used in calculating the Royalty payments, which right may be exercised as to each payment at any reasonable time during a period of eighteen (18) months from the date on which the payment was made by Lessee.

4.5

Late Charge and Interest

Lessee acknowledges that late payment by Lessee to Landowner of Rental Payments, Royalty or other sums due from Lessee will cause Landowner to incur costs not contemplated by this Agreement, the exact amount of which will be extremely difficult to ascertain. Accordingly, if any Rental Payment, Royalty or any other amount due payable by Lessee is not received by Landowner within 60 days after such amount is due, then Lessee shall pay to Landowner a late charge equal to 10% of such overdue amount. The parties agree that such late charge represents a fair and reasonable estimate of the costs Landowner will incur by reason of late payment by Lessee. Landowner's acceptance of such late charge shall not constitute a waiver of Lessee's default with respect to such overdue amount, nor prevent Landowner from exercising any of Landowner's other rights and remedies granted under this Agreement. If any Rental Payment, Royalty or other amount payable by Lessee remains delinquent for a period in excess of 60 days, Lessee shall pay to Landowner, in addition to the late payment, interest from and after the due date at the Interest Rate. Lessee's payment of such interest shall not excuse or cure any default by Lessee.

4.6

Compensation for Damage

Lessee shall fully compensate Landowner for all material damage, injury and loss to or diminution in value any of Landowner's improvements or personal property on the Property, arising directly or indirectly from or relating to Lessee's occupation, possession and use of the Property, whether or not such damage, injury and loss to or diminution in value is caused by Lessee's negligence or is accidental or unintentional in nature. Landowner shall promptly notify Lessee of any material damage, injury, loss or diminution in value. The amount of compensation payable by Lessee to Landowner shall be determined by agreement between the parties. Failing such agreement, within one month after Landowner's delivery of notice to Lessee, the issue of the amount of compensation payable by Lessee to Landowner shall be referred to a qualified appraiser selected by both parties. If the parties are unable to agree upon a single appraiser, each party shall select one appraiser and the two appraisers so selected shall select a third appraiser. The appraised amount of the damage, injury, loss or diminution in value shall be the average of the appraised amounts determined by the three appraisers. Lessee shall pay to Landowner the compensation payable under this Section within 30 days after the parties' agreement or completion of the appraisal which establishes the amount of such compensation

5.

SURFACE LEASE

If the Landowner is part of a production unit and thereby is to receive production royalties, the Landowner grants to the Lessee the right to lease that portion of the Surface of the Property as is required for the Lessee's production and/or transmission facilities at a surface lease rate of $600/acre per year for productive crop land, $300/acre per year for pasture land and $150/acre per year for hillside or otherwise non-productive land. If the landowner not part of the production unit and therefore will not receive production royalties, but the lease is in good standing as to the rental payments and work commitments, then the Landowner grants the Lessee the right to lease that portion of the Surface of the Property as may be required for the Lessee's production and/or transmission facilities at surface lease rate of $1200/acre for productive crop land, $600/acre for pasture land and $300/acre for hillside or otherwise non-productive land. The location of such surface facilities and surface leases will be determined in consultation with the Landowner.

6.

COMPLIANCE WITH THE LAW

Lessee shall, at Lessee's sole cost, comply with all Governmental Regulations relating to the condition, use or occupancy of the Property by Lessee, including but not limited to all exploration and development work performed by Lessee during the term of this Agreement. Lessee shall, at its sole cost, promptly comply with all applicable Governmental Regulations regarding reclamation of the Property and Lessee shall defend, indemnify and hold harmless Landowner from any and all actions, assessments, claims, costs, fines, liability and penalties arising from or relating to Lessee's failure to comply with any applicable Governmental Regulations. Landowner agrees to cooperate with Lessee in Lessee's application for governmental licenses, permits and approvals, the- costs of which shall be borne "by "Lessee. Without limiting any of the foregoing, Lessee's requirement of complying with all Government Regulations includes Lessee's compliance with the provisions of ORS Chapter 522 pertaining to geothermal resources, ORS Chapter 537 pertaining to the appropriation of water and ORS Chapter 517 pertaining to the reclamation of land.

7.

WORK OBLIGATIONS

7.1

Exploration and Development Program and Security

Before Lessee commences exploration or development of Geothermal Resources on the Property, Lessee shall provide Landowner with reasonable advance notice of Lessee's exploration and development plans and copies of all submittals to all Federal, State and other agencies. Before Lessee commences production of Geothermal Resources on the Property, Lessee, at its sole cost, shall obtain and deliver to Landowner security far the performance of Lessee's reclamation obligations under this Agreement and under all applicable Governmental Regulations. Lessee shall cause Landowner to be named as an additional obligee of any security, whether a bond, certificate of deposit, letter of credit, state bond pooling security or surety. As a condition to Lessee's right to commence development activity on the Property, Landowner shall have the right to review and approve Lessee's proposed security. Lessee shall deliver to Landowner copies of Lessee's application for security together with all other documents filed or submitted by Lessee as a part of or with. Lessee's application for security.

7.2

Work Commitment

Lessee shall expend for exploration and development work on the Property the following sums:

Lease Year	Minimum Work Commitment Amount
First Lease Year	$10,000.00
Second Lease Year	$20,000.00
Third Lease Year	$30,000.00
Fourth Lease Year	$40,000.00
Fifth and each subsequent Lease Year until commercial production of Geothermal Resources on the Property	$50,000.00

Qualified work commitment expenditures include all costs and expenses incurred by Lessee directly for the exploration for or the development of geothermal resources on the Property, including exploration drilling, development drilling, maintenance drilling and construction of production, processing and related facilities. All qualified work commitment expenditures incurred by Lessee in excess of the work commitment expenditures to be performed or incurred during any Lease Year shall be credited in Lessee's favour against Lessee's work commitment expenditure obligations for any subsequent Lease Year. If during any Lease Year Lessee has not fulfilled the work commitment expenditure obligation, Lessee shall have the right to pay to Landowner cash in lieu of the work shortfall to keep the lease in good standing, that is a cash sum equal to the difference between the work commitment expenditure obligation and Lessee's actual expenditures for the Lease Year. Lessee shall make such payment within 30 days after the end of the Lease Year during which Lessee has not completed the work commitment expenditure.  If the lease is abandoned by the Lessee part way through the lease year, there is no obligation to pay cash in lieu of work not accomplished in that year.

8.

 GEOTHERMAL DEVELOPMENT AND

 PRODUCTION PRACTICES; INFORMATION

8.1

Geothermal Practices

Lessee shall work the Property according to the highest standards and practices of the geothermal industry in the State of Oregon utilizing the best technology available to the geothermal industry in Oregon.

8.2

Inspection of Data

During the term of this Agreement, Landowner shall have the right to examine and make copies of all data regarding the Property in Lessee's possession during reasonable business hours and upon prior notice, provided, however, that the rights of Landowner to examine such data shall be exercised in a manner such that inspection does not interfere with the operations of Lessee. Any and all records and accounts that the company is required to keep, maintain and make available for the Landowners inspection shall be made available for inspection free of charge within 15 days of the Landowner's written request of the same.

8.3

Reports

Lessee shall deliver to Landowner, on or before the 60th day after the end of each calendar year, a comprehensive report of all exploration or development work conducted by Lessee on the Property for the previous year. On or before 30 days after the end of each calendar quarter during the term of this Agreement, Lessee shall provide to Landowner a statement of operations in a form approved by Landowner. The statement of operations shall report Lessee's activities on the Property, including the consumption, development, extraction, processing, production, sale, shipment or utilization of Geothermal Resources.

8.4

Measurements; Analysis

Lessee shall gauge, measure and meter Geothermal Resources in accordance with geothermal industry practices, and shall keep accurate records as a basis for computing the Royalty payments. These records, including all records of the consumption, development, extraction, processing, production, sale, shipment or utilization of Geothermal Resources and the revenues from the sale of electrical energy generated from Geothermal Resources from the Property or lands pooled 'or unitized with the Property, products produced utilizing the Geothermal Resources from the Property or lands pooled or unitized with the Property and by-products of the Geothermal Resources from the Property or lands pooled or unitized with the Property, shall be available for inspection and copying by Landowner at all reasonable times subject to the provisions of this Agreement regarding accounts, records and payments. Lessee shall make and maintain copies of such records available for Landowner's examination, inspection and copying at a location in the State of Oregon.

8.5

Production Records

Lessee shall keep accurate records of the consumption, development, processing, production, sale, shipment or utilization of Geothermal Resources from the Property, and these records shall be available for inspection and copying by Landowner at all reasonable times. Lessee shall make and maintain copies of such records available for Landowner's examination, inspection and copying at a location in the State of Oregon.

8.6

Landowner's Data and Information

On execution of this Agreement and on request by Lessee, Landowner shall make available for Lessee's inspection and copying Landowner's data and information concerning the Property. Lessee may exercise its right to inspect and copy Landowner's data and information during Landowner's regular business hours and on reasonable advance notice from Lessee to Landowner which shall be not less than five business days.

9.

POOLING AND UNITIZATION

Lessee shall have the right, at its sole option and at any time, to pool or unitize Geothermal Resources from the Property and from other properties, whether or not adjacent or contiguous, provided Lessee first obtains. Landowner's consent, which shall not be withheld unreasonably. Any change in the amount of Landowner's royalties resulting from the unitization of all or part of the Property or decrease of the Property shall not be retroactive. Not less than 60 days before commencement of commingling of Geothermal Resources from other properties, Lessee shall deliver to Landowner a detailed written description of Lessee's pooling or unitization plan. Lessee's pooling or unitization of the Property with other lands shall not discharge, diminish, release, replace, supersede or waive any of Lessee's obligations or Landowner's rights under this Agreement, except as expressly agreed to in a writing executed by Landowner in accordance with these same formalities as this Agreement is executed

10.

SCOPE OF AGREEMENT

This Agreement shall extend to and include only the Property described in this Agreement and in the exhibits which are part of this Agreement.

11.

LIENS AND NOTICES OF NON-RESPONSIBILITY

Lessee agrees to keep the Property at all times free and clear of all liens, charges and encumbrances of any and every nature and description done made or caused by Lessee, and to pay, and defend, indemnify and hold harmless Landowner from and against, all indebtedness and liabilities incurred by or for Lessee which may or might become a lien, charge or encumbrance; except that Lessee need not discharge or release any such lien, charge or encumbrance so long as Lessee disputes or contests the lien, charge or encumbrance and posts a bond sufficient to discharge lien acceptable to Landowner. Subject to Lessee's right to post a bond in accordance with the foregoing, if Lessee does not within 30 days following the imposition of any such lien; charge or encumbrance, cause the same to be released of record, Landowner shall have, in addition to Landowner's contractual and legal remedies, the right, but not the obligation, to cause the lien to be released by such manner as Landowner deems proper, including payment of the claim giving rise to such lien, charge or encumbrance. All sums paid by Landowner for and all expenses incurred by it in connection with such purpose, including court costs and attorney's fees, shall be payable by Lessee to Landowner on demand with interest at the Interest Rate.

12.

TAXES

12.1

 Real Property Taxes

Landowner shall pay any and all taxes assessed and due against the Property as a result of Landowner's improvements and operations before execution of this Agreement and during the term of this Agreement. Lessee shall be responsible and shall pay promptly before delinquency all taxes and assessments, general, special, ordinary and extraordinary, that may be levied or assessed during the term of this Agreement upon the Property or on or after the date of this Agreement, which may be levied or assessed as a result of Lessee's occupation, possession, improvements or use of the Property, including taxes resulting from the change or loss of the Property' status or use for livestock or agricultural purposes. Neither Landowner nor Lessee shall be responsible for the payment of any taxes which are based upon income, net proceeds, production or revenues from the Property assessed solely to the other party. Lessee always shall have the right to contest, in the courts or otherwise, in its own name or in the name of Landowner, the validity or amount of any such taxes or assessments, if it deems the same unlawful, unjust, unequal or excessive, or to take such other steps or proceedings as it may deem necessary to secure a cancellation, reduction, re-adjustment or equalization of the taxes, provided that Lessee first pays the taxes.

12.2

Personal Property Taxes

Each party shall promptly when due pay all taxes assessed against such party's personal property, improvements or structures placed or used on the Property.

12.3

Income Taxes

Landowner shall not be liable for any taxes levied on or measured by income or net proceeds, or other taxes applicable to Lessee, based upon payments under this Agreement or based upon the production of Geothermal Resources. Each of Landowner and Lessee shall pay taxes assessed against such party's respective share of production of Geothermal Resources from the Property.

12.4

Delivery of Tax Notices

If Landowner receives tax bills or claims which are Lessee's responsibility, Landowner shall promptly forward them to Lessee for payment.

13.

INSURANCE AND INDEMNITY 13.1

13.1

Lessee's Liability Insurance

Lessee shall, at Lessee's sole cost, keep in force during this Agreement term a policy of commercial general liability insurance covering property damage and liability for personal injury occurring on or about the Property, with limits in the amount of at least $2,000,000 per occurrence for injuries to or death of person, $1,000,000 per occurrence for property damage, and with a contractual liability endorsement insuring Lessee's performance of Lessee's indemnity obligations of this Agreement. The Lessee will acquire additional insurance for production well drilling and plant operations for control of fluids.

13.2

Form and Certificates

The policy of insurance required to be carried by Lessee pursuant to this Section shall name Landowner as additional insured and contain a cross-liability and severability endorsement. Lessee's insurance policy shall also be primary insurance, without right of contribution from any policy carried by Landowner. A certificate of insurance and a copy of Lessee's insurance policy shall be provided to Landowner before any entry by Lessee or its agents or employees on the Property and shall provide that such policy is not subject to cancellation, expiration or change, except upon 30 days' prior written notice to Landowner.

13.3

Waiver of Subrogation

Lessee and Landowner each waives any and all rights of recovery against the other, and against the partners, members, officers, employees, agents and representatives of the other, for loss of or damage to the Property or injury to person to the extent such damage or injury is covered by proceeds received under any insurance policy carried by Landowner or Lessee and in force at the time of such loss or damage.

13.4

Waiver and Indemnification

Landowner shall not be liable to Lessee and Lessee waives all claims against Landowner for any injury to or death of any person or damage to or destruction of any personal property or equipment or theft of property occurring on or about the Property or arising from or relating to Lessee's business conducted on the Property. Lessee shall defend, indemnify and hold harmless Landowner and its members, officers, directors, agents and employees from and against any and all claims, judgments, damage, demands, losses, expenses, costs or liability arising in connection with injury to person or property from any activity, work, or things done, permitted or suffered by Lessee or Lessee's agents, partners, servants, employees, invitees or contractors on or about the Property, or from any breach or default by Lessee in the performance of any obligation on the part of Lessee to be performed under the terms of this Agreement (all of the foregoing collectively referred to as the "General Indemnity Claims". Lessee agrees to defend, indemnify and hold harmless Landowner from and against all General Indemnity Claims, with counsel reasonably acceptable to Landowner. The obligations of Lessee contained in this Section shall survive the expiration of the term or sooner termination of this Agreement.

14.

 ENVIRONMENTAL

14.1

 Definitions

Hazardous Materials means any material, waste, chemical,-mixture or by-product which:

(a)

is or is subsequently defined, listed, or designated under Applicable Environmental Laws (defined below) as a pollutant, or as a contaminant, or as toxic or hazardous; or

(b)

is harmful to or threatens to harm public health, safety, ecology, or the environment and which is or hereafter becomes subject to regulation by any federal, state or local governmental authority or agency.

Applicable Environmental Laws means any applicable Federal, state, or local government law (including common law), statute, rule, regulation, ordinance, permit, license, requirement, agreement or approval, or any applicable determination, judgment, injunction, directive, prohibition or order of any governmental authority with jurisdiction at any level of Federal, state, or local government, relating to pollution or protection of the environment, ecology, natural resources, or public health or safety.

14.2

Lessee Hazardous Material Activities

Lessee shall limit any use, generation, storage, treatment, transportation, and handling of Hazardous Materials in connection with Lessee's use of the Property (collectively “Lessee Hazardous Materials Activities”) to those Hazardous Materials, and to quantities of them, that are necessary to perform activities permitted under this Agreement. Lessee Hazardous Materials Activities include, without limitation, all such activities on or about the Property by Lessee's employees, partners, agents, invitees, contractors and their subcontractors. Lessee shall not cause or permit any Hazardous Materials to be disposed or abandoned at the Property. Lessee shall cause all Lessee Hazardous Materials Activities to be performed in strict conformance to Applicable Environmental Laws. Lessee shall promptly notify Landowner of any actual or claimed violation of Applicable Environmental Laws in connection with Lessee Hazardous Materials Activities, and Lessee shall promptly and thoroughly cure any violation of Applicable Environmental Laws in connection with Lessee Hazardous Materials Activities. If any governmental approval, consent, license or permit is required under Applicable Environmental Laws for Lessee to perform any portion of its work at the Property, including without limitation any air emission permits, before commencing any such work, Lessee shall be solely responsible, at Lessee's expense, for obtaining and maintaining, and providing copies of, each approval, consent, license or permit. All Lessee Hazardous Materials Activities shall be performed by qualified personnel who have received proper training with respect to Hazardous Materials, including compliance with applicable OSHA laws and regulations. Lessee shall cause all Hazardous Materials present at the Property in connection with Lessee Hazardous Materials Activities to be safely and securely stored, using double containment. Lessee agrees that neither its use of the Property nor Lessee Hazardous Materials Activities shall result in contamination of the environment.

14.3

 Spills of Hazardous Materials

Lessee shall promptly notify Landowner and each governmental regulatory entity with jurisdiction of any spills, releases, or leaks of Hazardous Materials that occur in connection with Lessee Hazardous Materials Activities or Lessee's use of the Property, including but not limited to any resulting contamination of the environment (collectively "Lessee Contamination"). Lessee further shall promptly notify Landowner of any claims of which Lessee becomes aware regarding any actual or alleged Lessee Contamination. Lessee shall be solely responsible at its expense for promptly, diligently and thoroughly investigating, monitoring, reporting on, responding to, and cleaning up to completion any and all such Lessee Contamination, in full conformance to Applicable Environmental Laws (collectively the "Lessee Environmental Response Work"). All Lessee Environmental Response Work shall be reported to each governmental regulatory entity with jurisdiction on an ongoing basis, and Lessee shall diligently attempt to obtain written concurrence from such each such regulatory entity that all Lessee Environmental Response Work has been satisfactorily performed and completed. Lessee at its expense shall keep Landowner timely informed of Lessee's progress in responding to any Lessee Contamination, including but not limited to providing Landowner with copies, at Lessee's expense, of all reports, work plans, and communications with governmental regulatory entities.

14.4

Removal of Stored Hazardous Materials

Before the expiration or termination of this Agreement, and notwithstanding any other provision of this Agreement, and in full conformance to Applicable Environmental Laws, Lessee shall:

(a)

cause to be properly removed from the Property all Hazardous Materials stored at the Property in connection with Lessee's use of the Property or in connection with Lessee Hazardous Materials Activities; and

(b)

cause to be properly dismantled, closed and removed from the Property all devices, drums, equipment and containments used for handling, storing or treating Hazardous Materials Activities.

As part of the closure and removal activities described in the preceding sentence, Lessee shall cause to be performed representative environmental sampling of areas of the Property where such handling, storing or treating of Hazardous Materials occurred, to confirm that no contamination of the environment has resulted from any Lessee Hazardous Materials Activities. Such sampling shall be performed by a qualified environmental consultant acceptable to Landowner, and such consultant shall promptly issue a written report which describes the consultant's data, findings, and conclusions, a copy of which shall be provided to Landowner at Lessee's expense. If any Lessee Contamination is discovered, Lessee shall immediately initiate Lessee Environmental Response Work as prescribed in this Agreement.

14.5

Notice of Violations

Landowner shall notify Lessee of potential violation of handling Hazardous Materials and if Landowner receives no response from Lessee within five days, and Landowner, in its sole discretion, believes that Lessee Contamination has occurred or that Lessee Hazardous Materials Activities are not in compliance with Applicable Environmental Laws, then Landowner and its representatives, in addition to any other rights Landowner may have under this Agreement, may enter upon the Property, may inspect Lessee's operations, and may take environmental samples as Landowner deems necessary. If Landowner's inspection discloses Lessee contamination or non-compliance with Applicable Environmental Laws which was not previously known by Landowner, then without limiting any of Landowner's other right of remedies, Landowner shall be entitled to prompt reimbursement of its costs of inspection and-testing upon presentation to Lessee of billing statements substantiating such costs.

14.6

 Lessee's Environmental Representations, Warranties and Indemnification

Lessee represents and warrants to Landowner that Lessee's use of the Property will be in full compliance with all federal, state and local statutes, ordinances, rules, regulations and all other laws pertaining to Hazardous Materials as that term is defined above. Lessee agrees to hold harmless, indemnify and defend Landowner from and against any claim, demand, penalty, fee, lien, damage, loss, expense or liability resulting from:

(a)

any material breach of the representations or warranties made by it in this Section 14, including attorney fees and costs of, or in preparation for, any administrative or judicial proceeding or appeal review; and

(b)

the contamination by Hazardous Materials of the Property or other properties directly or indirectly resulting from any of Lessee's activities on the Property.

In addition to the definition provided in Section 14.1, Hazardous Materials also includes any hazardous, toxic or dangerous substance, waste or material that is or may become regulated under any federal, state or local statute, ordinance, rule, regulation or other law now or hereafter in effect pertaining to environmental protection, contamination or clean-up, including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et. seq.), the Resource Conservation and Recovery Act (42 U.S.C. § 9601 et. seq.), the Federal Water Pollution Control Act (33 U.S.C. § 1257 et. seq.), or the Clean Air Act (42 U.S.C. § 2001 et. seq.) and all amendments thereto.

15.

RELATIONSHIP OF THE PARTIES

15.1

 No Partnership

This Agreement shall not be deemed to constitute any party, in its capacity as such, the partner, agent or legal representative of any other party, or to create any joint venture, partnership, mining partnership or other partnership relationship, or fiduciary relationship between them.

 15.2

Competition

Except as expressly provided in this Agreement, each party shall have the free and unrestricted right independently to engage in and receive the full benefits of any and all business endeavours of any sort outside the Property or outside the scope of this Agreement, whether or not competitive with the endeavours contemplated under this Agreement, without consultation with or participation of the other party. In particular, without limiting the foregoing, neither party to this Agreement shall have any obligation to the other as to any opportunity to acquire any money, property, interest of right offered to it outside the scope of this Agreement.

16.

INSPECTION

Landowner or Landowner's duly authorized representatives shall be permitted to enter on the Property and Lessee's workings at all reasonable times for the purpose of inspection, but they shall enter on the Property at their own risk and in such a manner as not to unreasonably hinder, delay or interfere with the operations of Lessee.

17.

TITLE INFORMATION AND DATA

Upon written request by Lessee, Landowner shall deliver to Lessee copies of any policy of title insurance or preliminary title report concerning Landowner's title to the Property. In the event Lessee requires current policies of title insurance or preliminary title reports, then Landowner shall furnish the same but at Lessee's sole cost and expense.

18.

TITLE

If it is determined that Landowner does not hold record title to the Property, subject only to matters of record, Lessee's exclusive and remedy shall be termination of this Agreement. Lessee shall recover from Landowner, and Landowner shall be obligated to pay to Lessee, any property payments that have been paid by the Lessee.

19.

COVENANTS, WARRANTIES AND REPRESENTATIONS

Each of the parties covenants, warrants and represents for itself as follows:

19.1

 Compliance with Laws

That it has complied with all applicable laws and regulations of any governmental body, Federal, state or local, regarding the terms of and performance of its obligations under this Agreement.

19.2

No Pending Proceedings

That there are no lawsuits or proceedings pending or threatened which affect its ability to perform the terms of this Agreement.

19.3

Costs

That it shall pay all costs and expenses incurred or to be incurred by it in negotiating and preparing this Agreement and in closing and carrying out the transactions contemplated by this Agreement.

20.

TERMINATION BY LANDOWNER

In the event of any default or failure by Lessee to comply with any of the covenants, terms or conditions of this Agreement, Landowner shall be entitled to give Lessee written notice of the default which shall specify details of the default. If such default is not remedied within 30 days after receipt of the notice, provided the default can reasonably be done within that time, or, if not, if Lessee has not within that time commenced action to cure the same or does not after such commencement diligently prosecute such action to completion, Landowner may terminate this Agreement by delivering notice to Lessee of Landowner's termination of this Agreement. In the case of Lessee's failure to pay the Rental Payments, Landowner shall be entitled to give Lessee written notice of the default, and if such default is not remedied within 15 days after the receipt of the notice, then Landowner may terminate this Agreement by delivering notice to Lessee of Landowner's termination of this Agreement. In the event Landowner elects to terminate this Agreement as set forth above, then such election shall not preclude Landowner from pursuing any and all available legal remedies, including that remedy of specific performance, and all such remedies may be pursued by Landowner singularly or in combination.

21.

TERMINATION BY LESSEE

Lessee may at any time terminate this Agreement by giving 30 days advance written notice to Landowner. If Lessee terminates this Agreement, Lessee shall perform all obligations and pay all Rental Payments and Royalty payments which accrue or become due before the termination date. During the term of this Agreement, Lessee may at any time surrender parts of the Property. If Lessee intends to surrender any portion of the Property, it shall notify Landowner. Within 10 business days after Lessee's delivery of its notice, Lessee shall execute and deliver to Landowner an instrument of surrender of Lessee's right, title and interest in and to the portion of the Property to be surrendered in form acceptable to Landowner and authorized for recording under Oregon law. Lessee's surrender of any portion of the Property shall not discharge or release Lessee from any liability or obligation arising from or relating to Lessee's lease of the surrendered portion of the Property or Lessee's activities on, in or under the surrendered portion of the Property.

22.

SURRENDER

On expiration of the term of or sooner termination of this Agreement, Lessee shall surrender the Property promptly to Landowner and shall remove from the Property, at Lessee's sole cost, all buildings, structures, and equipment. After termination of this Agreement, Lessee shall have the right to enter on the Property to perform its obligations for compliance with reclamation or restoration of the Property. Lessee shall commence reclamation and restoration of the Property immediately on expiration of or sooner termination of this Agreement in accordance with all applicable Government Regulations. Lessee shall diligently perform reclamation and restoration of the Property such that Lessee's reclamation and restoration shall be completed at the earliest possible time, and no later than the date required for completion by any Governmental Entity.

23.

DATA

Within 60 days following termination of this Agreement, Lessee shall deliver to Landowner copies of all data regarding the Property in Lessee's possession at the time of termination which before termination have not been furnished to Landowner. Lessee shall have no liability on account of any such information received or acted on by Landowner or any other party to whom Landowner delivers such information.

24.

CONFIDENTIALITY

The data and information, including the terms of this Agreement, coming into the possession of Lessee by virtue of this Agreement, shall be deemed confidential and shall not be disclosed to outside third parties except as may be required to publicly record or protect title to the Property or to publicly announce and disclose information under the laws and regulations of the United States or any state or local government or any country, or under the rules and regulations of any stock exchange on which stock of any party, or the parent or affiliates of any party, is listed. Lessee agrees with respect to any public announcements or disclosures so required, including the announcement of the execution of this Agreement, if any, to inform Landowner of the content of the announcement or disclosure in sufficient time to permit Landowner to jointly or simultaneously make a similar public announcement or disclosure if the other parties so desire, except that in the event any party anticipates selling or assigning all or a portion of its interest or negotiations to procure loans from third parties are undertaken, such party shall have the right to furnish information to the party to which such conveyance or assignment is anticipated or with whom such negotiations for loans are undertaken, upon obtaining from such party an agreement to hold confidential any information so furnished.

25.

FORCE MAJEURE

The respective obligations of either party, except Lessee's obligations under Sections 6, 8, 9, 11, 12, 13, 14, 16, 19, 20, 22, 23, 24, 26, 36, and 37 of this Agreement, shall be suspended during the time and to the extent that such party is prevented from compliance, in whole or in part, by war or war conditions, actual or potential, earthquake, fire, flood, strike, labour stoppage, accident, riot, unavoidable casualty, act or restraint, present or future, or any lawful authority, statute, act of God, act of public enemy, delays in transportation, or other cause of the same or other character beyond the reasonable control of such party. Lessee's failure to obtain its special use permit for operations on the Property shall not constitute an event of force majeure.

26.

ASSIGNMENT

26.1

Assignment by Lessee

Lessee may assign, convey, encumber, sublease, grant any concession, or license or otherwise transfer (each a "Transfer") all or any part of its interest in this Agreement or the Property, with, in each case, Landowner's prior written consent, which Landowner shall not withhold unreasonably. In its determination of whether to consent to a Transfer, Landowner shall have the right to consider, among other things the financial condition, geothermal resource project development and operating experience, litigation history, regulatory history and technical expertise and experience of the proposed assignee. The transfer by the owner or owners of Lessee as of the Effective Date of a controlling interest in Lessee, whether in a single transaction or in a series of transactions, shall constitute an assignment for purposes of this Section. Any Transfer of this Agreement which is prohibited under this Section shall be deemed void and shall constitute a material default under the terms of this Agreement.

26.2

 Assignment by Landowner

Subject to the provisions of this Section, Landowner shall have the right to assign, convey, encumber, sublease, grant any concession, or license or otherwise transfer all or any part of its interest in this Agreement or the Property. No change in ownership of Landowner's interest in the Property shall affect Lessee's obligations under this Agreement unless and until Landowner delivers and Lessee receives certified copies of instruments recorded or other documents necessary to demonstrate the change in ownership of Landowner's interest. No other type of notice, whether actual or constructive, shall be binding on Lessee. Until Lessee receives Landowner's notice and the documents required to be delivered under this Section, Lessee may continue to make all payments under this Agreement as if the transfer of Landowner's ownership interest had not occurred. No division of Landowner's ownership as to all or any part of the Property shall enlarge Lessee's obligations or diminish Lessee's rights under this Agreement, and Lessee may disregard any such division.

27.

MEMORANDUM AGREEMENT

Upon the execution of this Agreement, the parties shall execute and deliver a short form of this Agreement which shall be recorded in the office of the recorder of each county in which all or part of the Property is located. The execution and recording of the memorandum of agreement shall not limit, increase or in any manner affect any of the terms of this Agreement, or any rights, interest or obligations of the parties.

28.

NOTICES

Any notices required or authorized to be given by this Agreement shall be in writing and shall be sent either by commercial courier, facsimile, or by certified U.S. mail, postage prepaid and return receipt requested, addressed to the proper party at the address stated below or such address as the party shall have designated to the other parties in accordance with this Section. Such notice shall be effective on the date of receipt by the addressee party, except that any facsimiles received after 5:00 p.m. of the addressee's local time shall be deemed delivered the next day.

If to Landowner:

John H. O’Keeffe

O’Keeffe Ranch

P.O Box 115

Adel, Oregon 97620

Land line: (541) 947-2590

Fax: (541) 947-5112

If to Lessee:

Noramex Corp.

Ste 900-409 Granville St.

Vancouver, BC V6C 1T2

Fax: (604) 688-5926 Attn: Brian Fairbank – President

29.

BINDING EFFECT OF OBLIGATIONS

Subject to the provisions of Section 27, this Agreement shall be binding upon and ensure to the benefit of the respective parties and their successors or assigns.

30.

WHOLE AGREEMENT

The parties agree that the whole agreement between them is written in this Agreement and in a memorandum of agreement of even date which is intended to be recorded. There are no terms or conditions, express or implied, other than expressly stated in this Agreement. This Agreement may be amended or modified only by an instrument in writing, signed by the parties with the same formality as this Agreement.

31.

GOVERNING LAW AND FORUM SELECTION

This Agreement shall be construed and enforced in accordance with the taws of the State of Oregon. Any action or proceeding concerning the construction, or interpretation of the terms of this Agreement or any claim or dispute between the parties shall be commenced and heard in the Lake County Circuit Court. The selection and designation of venue in the Lake County Circuit Court is a bargained for provision of this Agreement and supported by adequate consideration.

In the event any suit or action is instituted by either of the parties hereto as a result of a material default or breach of this Agreement, then the prevailing party, whether on the trial or appellate level, shall be entitled to an award of reasonable attorney fees in addition to costs and disbursements incurred.

32.

NON-MOTHER HUBBARD LEASE

It is the intention of Landowner to include only the real property described in Exhibit A to this Agreement and the lease as herein granted does not grant to Lessee any other areas of land adjacent to or contiguous to the described real property.

33.

RIGHT OF FIRST REFUSAL

Landowner shall provide written notice to Lessee of the terms of any other proposed lease or transfer of rights to Geothermal Resources that are owned or held by Landowner, any portion of which are located within a one (1) mile radius of the outside boundary of the Property. Lessee shall have the right of first refusal to acquire such rights but sending written confirmation of acceptance to Landowner within 60 days following receipt of notice from Landowner.

34.

MULTIPLE COUNTERPARTS

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which shall constitute the same Agreement.

35.

SEVERABILITY

If any part, term or provision of this Agreement is held by a court of competent jurisdiction to be illegal or in conflict with any law of the United States or any state, the validity of the remaining portions or provisions shall not be affected, and the rights and obligations of the parties shall be construed and enforced as if the Agreement did not contain the, particular part, term or provision held to be invalid.

36.

TIME OF ESSENCE

Time is of the essence in the performance of all obligations of the parties under this Lease.

37.

RELEASE INSTRUMENT

Within 10 days after the expiration or earlier termination of this Agreement, Lessee shall execute, acknowledge and deliver to Landowner an instrument of release by which Lessee releases all of its rights under this Agreement and conveys to Landowner all of Lessee's right, title and interest in and to the Property free and clear of any burdens, claims, encumbrances or liens created by, through or under Lessee.

38.

BROKERS

Each party warrants that it has had no dealings with any real estate broker or agent in connection with this Agreement, and shall indemnify, defend and hold the other party harmless from and against any claims that may be asserted through such party that any brokerage or agent's fee is due in connection with this Agreement. Noramex is permitted to pay a finder's fee in cash or stock.

The parties have executed this Agreement effective as of the Effective Date.

O’KEEFFE RANCH LLC.

Per: /s/ John H. O’Keeffe
Name: John H. O’Keeffe

I/We have the authority to bind the O’Keefe Ranch

NORAMEX CORP.

Per: /s/ Brian Fairbank
Name: Brian Fairbank Title: President
I/We have the authority to bind the corporation

EXHIBIT A

DESCRIPTION OF THE PROPERTY – O’KEEFFE RANCH

Lake County, Oregon

Assessor Parcel 39S24E 600 (733.76 acres)

SW4NE4, NW4SE4, E2SW4SE4 and Lots 1, 2, 3, and 11 of Section 9 T38S R24E WM&B

Lots 2, 3 of Section 10 T38S R24E WM&B

Lots 1, 6, 7 and 8 of Section 15 T38S R24E WM&B

E2 and Lot 1 of Section 16 T38S R24E WM&B

Total Acres: 733.76